

Mail Stop 6010

October 9, 2008

Mr. Mark L. Faupel
President, Chief Executive Officer and
Acting Chief Financial Officer
Guided Therapeutics, Inc.
4955 Avalon Ridge Parkway, Suite 300
Norcross, Georgia 30071

      RE: **Guided Therapeutics, Inc.**
                Form 10-K for the fiscal year ended December 31, 2007
                Filed July 15, 2008
                File No. 000-22179

Dear Mr. Faupel:

      We have reviewed your response letter dated September 23, 2008 and filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarter Ended March 31, 2008

Consolidated Statements of Operations, page 4

1. In future filings, please revise your Consolidated Statements of Operations to present a line item for Net Loss.

Form 10-Q for the Quarter Ended June 30, 2008

2. Please tell us when you intend to file your Form 10-Q for the Quarter Ended June 30, 2008.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant